Imperial Metals



Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Copper and Gold Reserves and Resources Increase at Mount Polley

Vancouver (February 21, 2005) - **Imperial Metals Corporation (III-TSX)** announced today that an updated reserve and resource estimate for the Mount Polley property, based on drilling to December 15, 2004 has increased the Northeast Zone (Wight Pit) reserve by almost 50% from 6.2 million tonnes to 9.1 million tonnes grading 0.88% copper, 0.29 g/t gold and 6.4 g/t silver. Measured and indicated resources, which are additional to the reserves noted above, increased by over 300% from 3.8 million tonnes to 15.7 million tonnes grading 0.61% copper, 0.19 g/t gold and 4.40 g/t silver.

Reserves and resources at Mount Polley now stand at:

Reserves:
Total Proven and Probable reserves in the Wight, Bell and Springer open pits are **44** million tonnes, grading **0.45%** copper and **0.30** g/t gold, which contain approximately **438** million pounds of copper and **433** thousand ounces of gold. The Wight Pit reserve contains significant silver values, along with copper and gold. It grades **6.4** g/t silver and contains **1.89** million ounces of silver.

Resources:
In addition to the open pit reserves noted above, measured and indicated resources increased to 68.5 million tonnes, grading 0.37% copper and 0.26 g/t gold (a copper equivalent grade of 0.57%), at a 0.30% copper equivalent cut-off, which contains approximately 554 million pounds of copper and 563 thousand ounces of gold.

Inferred resources are 28 million tonnes, primarily contained in the Springer deposit, grading 0.30% copper and 0.27 g/t gold (a copper equivalent grade of 0.55%), at a 0.30% copper equivalent cut-off, containing approximately 184 million pounds of copper and 265 thousand ounces of gold. With only nine additional drill holes since the August 2004 resource estimate, the inferred resource in the Springer Zone more than doubled, increasing from 10.9 million tonnes to 23.1 million tonnes

The new resource and reserve estimates provide further confirmation that the mineralization at Mount Polley, particularly in the Springer and Northeast zones, has not yet been fully outlined. The large increase in mineralization contained in the resource estimate provides Imperial with a strong foundation for significant addition to open pit reserves. Detailed tables showing the reserve and resource estimates are available on the company's website at *www.imperialmetals.com.*

The ore reserves and resources were calculated and verified by Greg Gillstrom, P. Eng., Geological Engineer, a Qualified Person as defined by National Instrument 43-101.

...2

Table Attachment to New Release dated February 21, 2005

Mount Polley Proven and Probable Reserves

Zone	Tonnes Ore	Tonnes Waste	Copper %	Copper Oxide Ratio	Gold g/t	Silver g/t
Wight	9,144,529	33,438,345	0.877		0.286	6.442
Bell	9,784,689	19,606,929	0.264		0.297	
Springer	25,308,742	61,638,597	0.367	0.209	0.314	
Total	**44,237,960**	**114,683,871**	**0.450**	**0.120**	**0.304**	**1.332**

Mount Polley Reserves, Contained Metal

Zone	Ore (tonnes)	Copper (lbs)	Gold (oz)	Silver (oz)
Wight	9,144,529	176,803,451	84,085	1,893,969
Bell	9,784,689	56,948,299	93,432	n/a
Springer	25,308,742	204,770,045	255,500	n/a
Total	**44,237,960**	**438,521,795**	**433,017**	**1,893,969**

* silver values are only economically significant in the Wight Pit

Outside the designed pits, resources for the various mineralized zones at Mount Polley have been estimated and are shown on the table below.

Resource By Zone Excluding Pit Reserves - February 2005 Update

Zone	Tonnes	Copper Equivalent	Copper %	Gold g/t	Silver g/t
Northeast					
Measured	14,297,702	0.779	0.609	0.190	4.384
Indicated	1,387,308	0.830	0.636	0.221	4.616
Inferred	1,835,195	0.773	0.600	0.197	4.160
Bell					
Measured	9,562,373	0.420	0.233	0.238	n/a*
Indicated	976,160	0.376	0.227	0.190	n/a*
Inferred	828,312	0.372	0.236	0.174	n/a*
Springer					
Measured	20,033,640	0.554	0.342	0.270	n/a*
Indicated	12,865,244	0.531	0.318	0.272	n/a*
Inferred	23,055,896	0.519	0.282	0.302	n/a*
C2					
Meas/Ind	5,891,159	0.475	0.236	0.304	n/a*
Inferred	1,448,995	0.450	0.223	0.288	n/a*
Southeast					
Meas/Ind	3,526,906	0.512	0.215	0.377	n/a*
Inferred	1,144,869	0.479	0.226	0.323	n/a*
Total Resource					
Meas/Ind	68,540,492	0.572	0.367	0.256	n/a*
Inferred	28,313,267	0.526	0.296	0.292	n/a*

n/a* silver values are only economically significant in the Northeast Zone

Imperial Metals

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

February 21, 2005

Item 3 News Release

February 21, 2005 – Vancouver, British Columbia

A news release was issued through CCN Matthews February 21, 2005 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation announced today that an updated reserve and resource estimate for the Mount Polley property, based on drilling to December 15, 2004 has increased the Northeast Zone (Wight Pit) reserve by almost 50% from 6.2 million tonnes to 9.1 million tonnes grading 0.88% copper, 0.29 g/t gold and 6.4 g/t silver. Measured and indicated resources, which are additional to the reserves noted above, increased by over 300% from 3.8 million tonnes to 15.7 million tonnes grading 0.61% copper, 0.19 g/t gold and 4.40 g/t silver.

Item 5 Full Description of Material Change

Imperial Metals Corporation announced today that an updated reserve and resource estimate for the Mount Polley property, based on drilling to December 15, 2004 has increased the Northeast Zone (Wight Pit) reserve by almost 50% from 6.2 million tonnes to 9.1 million tonnes grading 0.88% copper, 0.29 g/t gold and 6.4 g/t silver. Measured and indicated resources, which are additional to the reserves noted above, increased by over 300% from 3.8 million tonnes to 15.7 million tonnes grading 0.61% copper, 0.19 g/t gold and 4.40 g/t silver.

Reserves and resources at Mount Polley now stand at:

Reserves:
Total Proven and Probable reserves in the Wight, Bell and Springer open pits are **44** million tonnes, grading **0.45%** copper and **0.30** g/t gold, which contain approximately **438** million pounds of copper and **433** thousand ounces of gold. The Wight Pit reserve contains significant silver values, along with copper and gold. It grades **6.4** g/t silver and contains **1.89** million ounces of silver.

Resources:
In addition to the open pit reserves noted above, measured and indicated resources increased to 68.5 million tonnes, grading 0.37% copper and 0.26 g/t gold (a copper equivalent grade of 0.57%), at a 0.30% copper equivalent cut-off, which contains approximately 554 million pounds of copper and 563 thousand ounces of gold.

Inferred resources are 28 million tonnes, primarily contained in the Springer deposit, grading 0.30% copper and 0.27 g/t gold (a copper equivalent grade of 0.55%), at a 0.30% copper equivalent cut-off, containing approximately 184 million pounds of copper and 265 thousand ounces of gold. With only nine additional drill holes since the August 2004 resource estimate, the inferred resource in the Springer Zone more than doubled, increasing from 10.9 million tonnes to 23.1 million tonnes

The new resource and reserve estimates provide further confirmation that the mineralization at Mount Polley, particularly in the Springer and Northeast zones, has not yet been fully outlined. The large increase in mineralization contained in the

resource estimate provides Imperial with a strong foundation for significant addition to open pit reserves. Detailed tables showing the reserve and resource estimates are available on the company's website at *www.imperialmetals.com*.

The ore reserves and resources were calculated and verified by Greg Gillstrom, P. Eng., Geological Engineer, a Qualified Person as defined by National Instrument 43-101.

Exploration drilling has resumed at Mount Polley with three drills active at the Northeast Zone and a fourth drill expected within a few weeks. Drilling will be focused on further expansion of this zone with emphasis on the Green Zone, a significantly higher grade zone within the Northeast Zone that could be amenable to underground mining. Green Zone intersections, all previously reported, include 25.1 metres grading 4.43% copper, 1.28 g/t gold and 26.92 ppm silver in hole WB04-161, 15 metres grading 5.86% copper, 3.13 g/t gold and 39.06 ppm silver in hole WB04-179 and 10.6 metres grading 5.43% copper, 3.08 g/t gold and 30.22 ppm silver in hole WB04-158.

Milling operations at Mount Polley are scheduled to begin on March 2, 2005 with initial feed coming from the Bell Pit and low grade stockpiles. Ore from the Wight Pit is scheduled for delivery to the mill in July 2005.

The wholly owned Mount Polley property has been the focus of continuous exploration since August 2003. Mount Polley mineral claims encompass approximately 19,801 hectares and are located 56 kilometres northeast of Williams Lake in central British Columbia.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 21st day of February, 2005.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory
Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory


Imperial
Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Announces $20 Million Private Placement of Convertible Debentures

Vancouver (February 18, 2005) - **Imperial Metals Corporation** (III:TSX) announces it has entered into a $10 million Convertible Debenture private placement agreement with Haywood Securities Inc. as lead agent. The offering is for $10 million Face Value of 6% Unsecured Convertible Debentures. Each $8.65 of Face Value is convertible into one common share of Imperial at any time until 5 years plus one day after the date of closing.

Concurrent with this financing certain Insiders, Directors, Officers and Employees of the Company will purchase, on a non brokered private placement basis, an additional $10 million Face Value of 6% Unsecured Convertible Debentures, on the same terms as the brokered private placement with the exception that the price of the Convertible Debentures will be discounted 4% in place of commission being paid, resulting in the same net proceeds to the Company.

The net proceeds of the offering estimated at $19.1 million will be used to complete the restart of operations at the Company's wholly owned Mount Polley open pit copper-gold mine near Williams Lake BC, as well as for further exploration and development of the Mount Polley property and for general working capital purposes.

Closing of these transactions is scheduled for the week of March 4, 2005. The transactions are subject to the receipt of all necessary regulatory and stock exchange approvals.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

February 18, 2005

Item 3 News Release

February 18, 2005 – Vancouver, British Columbia

A news release was issued through CCN Matthews February 18, 2005 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation announced it has entered into a $10 million Convertible Debenture private placement agreement with Haywood Securities Inc. as lead agent. The offering is for $10 million Face Value of 6% Unsecured Convertible Debentures. Each $8.65 of Face Value is convertible into one common share of Imperial at any time until 5 years plus one day after the date of closing.

Concurrent with this financing certain Insiders, Directors, Officers and Employees of the Company will purchase, on a non brokered private placement basis, an additional $10 million Face Value of 6% Unsecured Convertible Debentures, on the same terms as the brokered private placement with the exception that the price of the Convertible Debentures will be discounted 4% in place of commission being paid, resulting in the same net proceeds to the Company.

Item 5 Full Description of Material Change

Imperial Metals Corporation announced it has entered into a $10 million Convertible Debenture private placement agreement with Haywood Securities Inc. as lead agent. The offering is for $10 million Face Value of 6% Unsecured Convertible Debentures. Each $8.65 of Face Value is convertible into one common share of Imperial at any time until 5 years plus one day after the date of closing.

Concurrent with this financing certain Insiders, Directors, Officers and Employees of the Company will purchase, on a non brokered private placement basis, an additional $10 million Face Value of 6% Unsecured Convertible Debentures, on the same terms as the brokered private placement with the exception that the price of the Convertible Debentures will be discounted 4% in place of commission being paid, resulting in the same net proceeds to the Company.

The net proceeds of the offering estimated at $19.1 million will be used to complete the restart of operations at the Company's wholly owned Mount Polley open pit copper-gold mine near Williams Lake BC, as well as for further exploration and development of the Mount Polley property and for general working capital purposes.

Closing of these transactions is scheduled for the week of March 4, 2005. The transactions are subject to the receipt of all necessary regulatory and stock exchange approvals.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 18th day of February, 2005.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory
Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory